Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the use in this annual report of Bell Canada on Form 40-F of our comments by auditors for U.S. readers on Canada-U.S. reporting differences and auditors’ report both dated January 31, 2006 on the consolidated balance sheets of Bell Canada as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005 which appear in this annual report of Bell Canada on Form 40-F for the year ended December 31, 2005.

(signed) Deloitte & Touche LLP

Deloitte & Touche LLP
Montreal, Canada
March 10, 2006